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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **May, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*


Date: **May 13, 2005**   **President & CEO**

* Print the name and title of the signing officer under his signature.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the year ended January 31, 2005. The MD&A was prepared as of May 11, 2005 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2005 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. In 2004, the Corporations common shares were traded on the TSX.V symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project can be considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in 2004.

In early 2004, the Corporation focused upon the second proposed development project the Pinon-Railroad project located in Elko County, Nevada. The project is located on the southern portion of the Carlin Trend.

The Corporation has been evaluating other investment opportunities in Nevada as part of effort to improve upon the Corporation's production capacity. Capital for the development of the current controlled projects and future acquisitions would be envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ended January 31, 2005 was $481,723 as compared to $554,626 for the year ended January 31, 2004. General and Administrative expenses and Consulting fees decreased by a total of $103,832. However, Stock Option Compensation increased by $110,266 resulting in little change in total Expenses. Expenses were $578,632 for the year ended January 31, 2005 as compared to $565,907 for the year ended January 31 2004. The increase in Stock Option Compensation is attributed to the granting of 775,000 stock options to employees and directors of the Company on May 4, 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). In March, 2004 the Company completed a $2.2 CDN million private placement. These funds were directed toward the construction of a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

In 2004, work on the BLM permit application for the Pinon-Railroad project continued. The Company developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2005. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Liquidity and Capital Resources

The Corporation's cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering o 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Current assets as at January 31, 2005 were $541,835. Total assets as at January 31, 2005 were $3,237,383 as compared to $1,579,391 at January 31, 2004. This represents an increase of $1,657,992 from 2004 due to the increased activity on the Company's projects, particularly at the Gold Wedge Project where the Company completed construction of a 700 foot (underground) decline and cross cut. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite including silt ponds, ore pad and the onsite gold processing plant. Additionally, the Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Current liabilities as at January 31, 2005 were $104,087 compared to $106,178 in 2004, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,143,518 are outstanding as at January 31, 2005. As at January 31, 2005 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31		
	2004	**2004**	**2003**
Statement of Operations			
Revenue	$0	$0	$0
Administrative Expenses	$578,632	$565,907	$330,598
Net loss for the year	$(481,723)	$(554,626)	$(416,803)
Deficit, beginning of year	$(7,377,424)	$(6,822,798)	$(6,405,995)
Deficit, end of year	$(7,859,147)	$(7,377,424)	$(6,822,798)
Earnings (loss) per common share			
Basic	$(0.01)	$(0.02)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.02)
Balance Sheet	**2004**	**2004**	**2003**
Current Assets	$541,835	$273,291	$377,753
Interest in Mineral Properties and Related Deferred	$2,256,046	$1,253,444	$781,039

Exploration Costs			
Equipment	$37,735	$52,656	$53,688
Current Liabilities	($104,087)	($106,178)	($82,300)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	12 Mos. Ended January 2005	9 Mos. Ended October 2004	6 Mos. Ended July 2004	3 Mos. Ended April 2004	12 Months Ended January 2004	9 Mos. Ended October 2003	6 Mos. Ended July 2003	3 Mos. Ended April 2003
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses	($578,632)	($211,064)	($285,021)	($117,942)	($565,907)	($236,173)	($128,206)	($39,328)
Net Income (Loss)	($481,723)	($211,064)	($285,021)	($117,942)	($554,626)	($236,173)	($128,206)	($39,328)
Net Income (Loss) per Common share								
BASIC	($0.01)	($0.01)	($0.01)	($0.00)	($0.02)	($0.01)	($0.00)	($0.00)
DILUTED	($0.01)	($0.01)	($0.01)	($0.00)	($0.02)	($0.01)	($0.00)	($0.00)

Transactions with Related Parties

Following is a summary of transactions of the Corporation with Sharpe Resources Corporation during the financial year ended of the Corporation January 31, 2005. Sharpe Resources is considered to be related to the Company because of common management.

- Market shares in the amount of $86,124 consist of shares of Sharpe Resources Corporation a publicly held Canadian company engaged in the exploration for and production of petroleum and natural gas properties in the United States. The shares are carried at the lower of cost and quoted market value.
- At January 31, 2005, $21,547 is owed to Sharpe Resources in connection with the interest recovered in 2002.
- During the year the Company advanced $71,717 to Sharpe Resources. These advances are non-interest bearing and have no set terms of repayment.
- The amount of $11,095 is a receivable from an officer of the Company.

Changes in Accounting Policies

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royal-standard.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
May 12, 2005